EXHIBIT 99.66

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

Thursday, June 16, 2011

Alamos Gold Reports 1.60 g/t of Gold Over 186 Metres at Çamyurt

Toronto, Ontario – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports recent drill results from its ongoing Çamyurt exploration project in Turkey. The Company believes that Çamyurt has demonstrated the potential to develop into a stand-alone project.

The Çamyurt project is located approximately three kilometres (“km”) southeast of the Company’s development-stage Ağı Dağı project. To-date in 2011, the Company has completed approximately 3,400 metres (“m”) of a planned 10,000 m drill program at Çamyurt.

Notable assay results from recent drilling include:

• 11-CYD-12A	131.1 m at	0.91 grams of gold per tonne (“g/t Au”)
• 11-CYD-14	185.7 m at	1.60 g/t Au
• 11-CYD-15	36.4 m at	1.50 g/t Au
• 11-CYD-15A	37.4 m at	1.42 g/t Au
• 11-CYD-17	176.5 m at	1.38 g/t Au
• 11-CYD-19	46.6 m at	1.08 g/t Au
• 11-CYD-20	89.6 m at	2.34 g/t Au

The drill-hole locations are displayed in Figure 1, with relevant assay results presented in Table 1 at the end of this press release.

The drill results highlighted above, along with the previously released results, demonstrate that the Çamyurt mineralized zone is continuous for at least 700 m along strike and is mineralized to a vertical depth of at least 200 m. The mineralized zone remains open at depth and the Company has identified another 600 m of potential southwest strike extension that is presently being drill-tested. Assays for holes 21 through 24, intended to test a portion of this strike extension, are expected to be received within a month.

Recent drill holes, some of which twin historic holes, show systematic improvement in grade compared to their historic counterparts, principally a result of improved core recovery. Alamos’ average core recovery at Çamyurt is 84%, while the average core recovery by previous operators was 64%. Reported thicknesses significantly exceed historic holes, with down-hole thickness of up to 180 m. All the reported intervals represent oxidized mineralization, except for a few minor intervals of sulphide near the end of the deeper holes.

The Company currently has two core drill rigs operating at the site. An initial resource estimate at Çamyurt is planned to be included as part of the Company’s year-end 2011 global resource and reserve statement in the first quarter of 2012.

Turkey Exploration General Update

To-date in 2011, the Company has completed more than 11,700 m of drilling in Turkey. The 30,000 m program is primarily focused on infill and extension drilling of known zones of

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mineralization at Ağı Dağı, Kirazlı, and Çamyurt. The Company plans to provide an updated mineral resource estimate for the Ağı Dağı and Kirazlı deposits during the third quarter of 2011.

QA/QC Programs

Ağı Dağı and Kirazlı exploration programs are conducted under the supervision of Dominique Fournier, B.Sc. Geology, PhD. Geology, Registered Professional Geologist, and Alamos’ Turkey Exploration Manager. Mr. Fournier is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 1.0 to 1.5 m. Ağı Dağı samples are sent to Acme Analytical Laboratories in Ankara, Turkey for sample preparation and then to Vancouver, British Columbia, Canada or Santiago, Chile for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 3.0 g/t Au. Composites presented in the assay results tables include intervals at >0.2 g/t Au over a 3-m minimum width; no assays are cut unless indicated.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $195 million cash on hand, is debt-free, and unhedged to the price of gold. As of May 31, 2011, Alamos had 116,978,006 common shares outstanding (125,254,906 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Jamie Porter
President and Chief Executive Officer	Chief Financial Officer
(416) 368-9932	(416) 368-9932 x 205

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production

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rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

This press release uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of a Mineral Resource is economically or legally mineable.

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Completed 2011 drill hole
Completed 2010 drill hole
Historical drill hole
13-13A
12A
17
16
15-15A
19
20
14
14A
ADVANCED ARGILLIC
18
24
ARGILLIC
22
21
SILICIC
23
200m
ALAMOS GOLD INC.
AGI DAGI PROJECT - TURKEY
CAMYURT PROGRAM UPDATE

Figure 1: Çamyurt Drill Hole Locations1

(1)	Assay results from drill holes 21, 22, 23, and 24 are pending

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Table 1: Çamyurt - Selected Composite Intervals1

Include intervals at >0.2 g/t Au over a 3 metres minimum width, no assay cut (unless indicated)

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
11-CYD-012A	Core	268.30	20.10	38.40	18.30	0.64
			52.40	183.50	131.10	0.91
			194.00	201.40	7.40	0.47
			210.50	235.50	25.00	0.53
11-CYD-013	Core	13.80	No composite
11-CYD-013A	Core	201.90	13.00	16.00	3.00	0.57
			91.40	277.10	185.70(3)	1.60
			Including
			91.40	106.10	14.70	1.52
11-CYD-014	Core	303.60	130.00	191.40	61.40	1.71
			204.40	213.20	8.80	0.60
			223.70	251.40	27.70	5.61
			268.00	277.10	9.10	2.07
11-CYD-015	Core	200.40	17.90	54.30	36.40	1.50
			110.70	115.60	4.90	1.11
11-CYD-015A	Core	101.00	22.30	59.70	37.40	1.42
			0.00	4.90	4.90	1.08
11-CYD-016	Core	111.30	31.50	43.30	11.80	0.73
			62.50	81.80	19.30	1.18
11-CYD-17	Core	237.10	19.30	198.90	179.60	1.36
			213.80	225.00	11.20	0.32
11-CYD-18	Core	263.50	13.60	30.80	17.20	1.78
			150.40	190.00	39.60	0.52
11-CYD-19	Core	228.10	84.30	130.90	46.60(3)	1.08
			including
			84.30	111.80	27.50	1.43
			114.80	130.90	16.10	0.66
11-CYD-20	Core	165.80	30.40	120.00	89.60	2.34

1)	Due to the exploratory nature of this program and the variable orientations of the high-grade mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
2)	Results in bold represent intervals greater than 20 metres*grams/tonne (20gmt)
3)	This composite includes zones below 0.2 g/t Au

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